May 9, 2005

Via EDGAR and Federal Express

United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549-0405
Attention:	H. Roger Schwall Assistant Director
	Re:	Apex Silver Mines Ltd. Form S-3 filed January 13, 2005 File No. 333-122037
Forms S-3 and S-4 filed January 25, 2005 File Nos. 333-122285 and 333-122286, respectively

Dear Mr. Schwall:

        On behalf of Apex Silver Mines Ltd. (the "Company"), set forth below are the responses of the Company to the comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated February 11, 2005 (the "SEC Letter"), regarding the above-referenced filing.

        For the convenience of the Staff, we have transcribed the comments being addressed and the Company's responses to each comment in sequence. Responses are numbered to reference the appropriate comment number.

Form S-3

        Comment 1:    You do not provide all the information that Item 507 of Regulation S-K and Exchange Act Rule 13d-3 require. For example, identify the unnamed security holders that you reference in footnote number 14. Disclose the amount and percentage of the class to be owned after the offering, if 1% or greater for any holder. And for each entity listed in the table, identify any natural person with investment or voting power if known or readily ascertainable. With regard to the unnamed security holders, refer to Interpretations I.59 and I.61 of the July 1997 Manual of Publicly Available Corporation Finance Telephone Interpretations.

        Response:    The requested revisions have been made in the selling securityholder section of the Form S-3/A (333-122037) on pages 20 through 24 of the enclosed blackline. The unnamed security holder line has been removed from the selling security holder table.

        In response to your comment regarding disclosure of the amount of securities held after the offering, because the selling security holders may offer all or some portion of the notes and/or shares issuable upon conversion of the notes, the Company is unable to provide an estimate of the amount of notes and shares that will be owned by any selling security holder after the offering. According to the information received by the Company from the selling security holders, the selling security holders do not hold any of the Company's ordinary shares other than the shares which may be issued upon conversion of the notes and which are offered for sale pursuant to this prospectus. The Company has revised the third paragraph under the heading "Selling Securityholders" to disclose this fact.

        Further, the Company has amended the selling security holder section to identify the natural person with investment or voting power over the shares, to the extent such information is known or readily ascertainable.

        The Company has also revised its Form S-3 (333-122285) in response to this Comment 1. With respect to the staff's comment regarding disclosure of the amount of shares owned after the offering, the Company is unable to provide an estimate of the amount of shares that will be owned by any selling shareholder after the offering. For the purpose of calculating the number of shares owned after the offering, it is assumed that all of the shares listed in the selling shareholder table will be sold in the offering. This assumption is described in footnote 1 to the table. The Company has also revised footnote 1 to note that none of the selling shareholders hold any ordinary shares other than those listed in the prospectus.

        With regard to the identification of natural persons with investment or voting power over the shares, the Company has provided such information with regard to all shareholders for whom such information is known or readily ascertainable.

        Comment 2:    You indicate in the Plan of Distribution section that selling shareholders "may be deemed" to be underwriters. If any selling shareholders are registered broker-dealers that did not receive the securities as compensation for underwriting activities, revise to identify them as underwriters.

        Response:    The requested revisions have been made in the selling securityholder section and plan of distribution section of Form S-3/A (333-122037) on page 23 and 26, respectively, of the enclosed blackline.

        With respect to its Form S-3 (333-122285), none of the selling shareholders listed in that prospectus are registered broker-dealers. To alleviate any potential confusion, the Company has revised the "Selling Shareholders" section to delete the third paragraph which previously referred to selling shareholders who are identified as broker-dealers or affiliates of broker-dealers.

        Comment 3:    Advise us whether all selling security holders that are affiliates of registered broker-dealers purchased the securities you are registering on their behalf in the ordinary course of business. Also advise us whether at the time of the purchase the security holders had any agreements or understandings, directly or indirectly, with any party to distribute the securities. If you cannot confirm that the answer is "yes" to the first inquiry and "no" to the second, identify the selling security holders as underwriters. We may have additional comments.

        Response:    The Company has been advised by all selling securityholders that are affiliates of registered broker-dealers that they (i) purchased the securities in the ordinary course of business, and (ii) at the time of the purchase, did not have any agreements or understandings, directly or indirectly, with any party to distribute the securities. Footnote 5 of the selling security holder section of Form S-3/A (333-122037) has been revised to note that each selling security holder that is an affiliate of a broker-dealer has represented the above.

        With respect to its Form S-3 (333-122285), none of the selling shareholders listed in that prospectus are affiliates of registered broker-dealers. To alleviate any potential confusion, the Company has revised the "Selling Shareholders" section to delete the third paragraph which previously referred to selling shareholders who are identified as broker-dealers or affiliates of broker-dealers.

        As discussed above, in conjunction with the filing of this response letter, the Company is filing an amendment to its registration statement on Form S-3/A (333-122037) and its registration statement on Form S-3/A (333-122285). In addition to the changes discussed above, each amended registration statement updates certain information in the prospectus in order to conform the disclosures in the prospectus with the information contained in the Company's annual report on Form 10-K, as amended, for the year ended December 31, 2004.

        The Company does not believe any revisions are necessary with respect to its Form S-4 (333-122286) in order to respond to the staff's comments. In conjunction with the filing of this response letter, the Company is filing an amendment to each of the registration statements to update certain information in the prospectus in order to conform the disclosures in each prospectus with the information contained in the Company's annual report on Form 10-K, as amended, for the year ended December 31, 2004.

        Please call me at 303-892-7348 or Deborah Friedman at 303-892-7356 if you would like to discuss these matters.

Sincerely,
/s/ BRIAN J. BOONSTRA
Brian J. Boonstra for DAVIS GRAHAM & STUBBS LLP
cc:
Timothy Levenberg, Division of Corporation Finance
Mark Lettes, Apex Silver Mines Limited